From: Peter Koch – CEO and Director

Reostar Energy Corp.

87 N. Raymond Ave

Suite 200

Pasadena, CA 91103

To: U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Energy & Transportation

Date: October 30, 2023

RE: Request for Qualification of Offering

Statement Filed October 20, 2023.

We formally request that the Offering (Form 1-A) Post Qualification Amendment, file No. 024-11669, filed on 10-20-2023, be Qualified effective Tuesday October 31, 2023.

Sincerely,

/s/ Peter Koch

Peter Koch

CEO - Director